Securities and Exchange Commission
RECEIVED

JAN 29 2009

Office of Compliance Inspection and Examinations

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15869

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17-a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/07 (MM/DD/YY) **AND ENDING** 11/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Morgan Stanley & Co. Incorporated

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1585 Broadway
(No. and Street)

New York,	New York	10036
(City)	(State)	Zip Code

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Joseph R. D'Auria — (212) 276-2584
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(ADDRESS); Name and Street	(City)	(State)	Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

AFFIRMATION

We, Stephen Daffron and Fred J. Gonfiantini, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Morgan Stanley & Co. Incorporated and subsidiaries at and for the year ended November 30, 2008 are true and correct, and such consolidated financial statements and unconsolidated supplemental schedules will be made available promptly to all members and allied members of the Financial Industry Regulatory Authority in our organization. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Stephen Daffron
Managing Director

Fred J. Gonfiantini
Managing Director

Subscribed to before me this
27th day of January, 2009.

Notary Public

CHRISTINE L. SZYMANSKI
Notary Public, State of New York
No. 01SZ4957901
Qualified in New York County
Commission Expired Oct. 23, 2009

MORGAN STANLEY & CO. INCORPORATED
(SEC I.D. No. 8-15869)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Morgan Stanley & Co. Incorporated

We have audited the accompanying consolidated statement of financial condition of Morgan Stanley & Co. Incorporated and subsidiaries (the "Company") as of November 30, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Morgan Stanley & Co. Incorporated and subsidiaries at November 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 and Note 13 to the consolidated statement of financial condition, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB statement No. 109."

Deloitte & Touche LLP

January 27, 2009

MORGAN STANLEY & CO. INCORPORATED
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
November 30, 2008
(In thousands of dollars, except share data)

ASSETS

Cash	$ 1,690,063
Cash and securities deposited with clearing organizations or segregated under federal and other regulations or requirements (including securities at fair value of $33,639,210)	44,181,258
Financial instruments owned, at fair value (approximately $17,615,775 were pledged to various parties):	
U.S. government and agency securities	16,859,944
Other sovereign government obligations	576,805
Corporate and other debt	28,698,465
Corporate equities	15,624,031
Derivative contracts	8,579,713
Investments	798,913
Securities received as collateral, at fair value	5,168,112
Collateralized agreements:	
Securities purchased under agreements to resell	52,217,353
Securities borrowed	90,301,983
Receivables:	
Customers	21,946,935
Brokers, dealers and clearing organizations	6,892,568
Interest and dividends	647,266
Fees and other	908,449
Affiliates	129,271
Premises, equipment and software costs, at cost (net of accumulated depreciation and amortization of $820,945)	840,793
Goodwill	161,042
Other assets	1,199,322
Total assets	$297,422,286

LIABILITIES AND STOCKHOLDER'S EQUITY

Short-term borrowings:	
Affiliates	$ 13,322,095
Other	853,712
Financial instruments sold, not yet purchased, at fair value:	
U.S. government and federal agency securities	7,915,349
Other sovereign government obligations	261,577
Corporate and other debt	1,577,838
Corporate equities	9,003,572
Derivative contracts	10,087,533
Obligation to return securities received as collateral, at fair value	5,168,112
Collateralized financings:	
Securities sold under agreements to repurchase	87,619,515
Securities loaned	40,022,911
Other secured financings, at fair value	629,932
Payables:	
Customers	85,758,866
Brokers, dealers and clearing organizations	9,804,835
Interest and dividends	291,044
Other liabilities and accrued expenses	4,720,452
Total Liabilities	277,037,343
Subordinated liabilities	14,625,000
Stockholder's equity:	
Preferred stock (no par value, 100 shares authorized, 20 shares issued and outstanding)	20,000
Common stock ($25 par value, 1,000 shares authorized, issued and outstanding)	25
Paid-in capital	4,028,024
Retained earnings	1,696,267
Accumulated other comprehensive income	15,627
Total stockholder's equity	5,759,943
Total liabilities and stockholder's equity	$297,422,286

See Notes to Consolidated Statement of Financial Condition .

Note 1 - Introduction and Basis of Presentation

The Company

Morgan Stanley & Co. Incorporated ("MS&Co."), together with its wholly owned subsidiaries, (the "Company") provides a wide variety of products and services to a large and diversified group of clients and customers, including corporations, governments, financial institutions and individuals. Its businesses include securities underwriting and distribution; financial advisory services, including advice on mergers and acquisitions, restructurings, real estate and project finance; sales, trading, financing and market-making activities in equity securities and related products and fixed income securities and related products including foreign exchange and investment activities. The Company provides brokerage and investment advisory services covering various investment alternatives; financial and wealth planning services; annuity and insurance products; credit and other lending products; cash management; and retirement plan services.

MS&Co. and certain of its subsidiaries are registered with the Securities and Exchange Commission ("SEC") as broker-dealers. MS&Co. is also registered as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). The Company is a wholly owned subsidiary of Morgan Stanley (the "Parent").

On September 1, 2008, as part of the Parent's continuing effort to integrate its businesses, the Parent merged Morgan Stanley Market Products Inc., a government securities broker-dealer registered with the SEC, into MS&Co. The transferred assets and liabilities of Morgan Stanley Market Products Inc. included in the consolidated statement of financial condition are presented as though the assets and liabilities had been transferred at the beginning of the fiscal period.

Basis of Financial Information

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, the valuation of goodwill, the outcome of litigation, tax and other matters that affect the consolidated statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the consolidated statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

At November 30, 2008, the Company's consolidated subsidiaries reported $51,875,881 of assets, $51,229,927 of liabilities and $645,954 of stockholder's equity on a stand-alone basis.

The consolidated statement of financial condition include the accounts of MS&Co. and its wholly owned subsidiaries and other entities in which the Company has a controlling financial interest. The Company's policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock unless it does not control the entity. The Company also consolidates any variable interest entities for which it is deemed to be the primary beneficiary (see Note 5).

All material intercompany balances and transactions have been eliminated.

Related Party Transactions

The Company has transactions with the Parent and its affiliates, including the performance of administrative services and the execution of securities transactions and obtains short-term funding as described in Note 7. Certain subordinated liabilities are transacted with the Parent as described in Note 8.

Assets and receivables from affiliated companies as of November 30, 2008 are comprised of:

Corporate and other debt	$6,614,543
Derivative contracts	614,884
Securities purchased under agreements to resell ("reverse repurchase agreements")	21,082,825
Securities borrowed	21,333,529
Customers	8,877,577
Brokers, dealers and clearing organizations	2,798,786
Interest and dividends	6,316
Fees and other	194,354

Liabilities and payables to affiliated companies as of November 30, 2008 are comprised of:

Securities sold under agreements to repurchase ("repurchase agreements")	$30,803,301
Securities loaned	35,283,010
Customers	8,022,381
Brokers, dealers and clearing organizations	6,845,885
Interest and dividends	17,481
Other liabilities and accrued expenses	212,919

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less. During the year ended November 30, 2008 ("fiscal 2008"), cash payments for interest approximated interest expense.

Cash and Securities Deposited With Clearing Organizations or Segregated Under Federal and Other Regulations or Requirements

Cash and securities deposited with clearing organizations or segregated under federal and other regulations or requirements include cash and securities segregated in compliance with federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts, as well as restricted cash and securities.

Financial Instruments and Fair Value

All of the Company's financial instruments are carried at fair value with changes in fair value recognized in earnings of each period. A description of the Company's policies regarding fair value measurement and its application to these financial instruments follows.

Financial Instruments Measured at Fair Value

All of the instruments within financial instruments owned and financial instruments sold, not yet purchased, are measured at fair value, either through the fair value option election (discussed below) or as required by other accounting pronouncements. These instruments primarily represent the Company's

trading and investment activities and include both cash and derivative products. In addition, securities received as collateral and obligation to return securities received as collateral are measured at fair value as required by other accounting pronouncements.

The fair value of over-the-counter ("OTC") financial instruments is presented in the accompanying consolidated statement of financial condition on a net-by-counterparty basis, when appropriate. Additionally, the Company nets fair value of cash collateral received against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting agreement.

Fair Value Option

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159") effective December 1, 2006. SFAS No. 159 provides entities the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period. SFAS No. 159 permits the fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company applies the fair value option for other secured financings.

Fair Value Measurement – Definition and Hierarchy

The Company adopted the provisions of SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective December 1, 2006. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 -- Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2 -- Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 -- Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3. (See Note 3).

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Valuation Techniques

Many cash and OTC contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. For financial instruments whose inputs are based on bid-ask prices, the Company does not require that fair value estimate always be a predetermined point in the bid-ask range. The Company's policy is to allow for mid-market pricing and adjusting to the point within the bid-ask range that meets the Company's best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Fair value for some cash and OTC contracts is derived primarily using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs including, where applicable, commodity prices, equity prices, interest rate yield curves, credit curves, correlation creditworthiness of the counterparty, option volatility and currency rates. Where appropriate, valuation adjustments are made to account for various factors such as liquidity risk (bid-ask adjustments), credit quality, concentration risk and model risk. These adjustments are subject to judgment, are applied on a consistent basis and are based upon observable inputs where available. The Company generally subjects all valuations and models to a review process initially and on a periodic basis thereafter.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

See Note 3 for a description of valuation techniques applied to the major categories of financial instruments measured at fair value.

Receivables and Payables – Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, margin deposits, commissions, and net receivables/payables arising from unsettled trades. Payable to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date.

Premises, Equipment and Software Costs

Premises and equipment consists of leasehold improvements, furniture, fixtures, computer and communication equipment, airplanes, and software (externally purchased and developed for internal use).

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of premises and equipment are provided principally by the straight-line method over the estimated useful life of the asset. Estimates of useful lives are generally as follows: furniture and fixtures – 7 years; computer and communication equipment – 3 to 9 years; and airplanes – 20 years. Estimated useful lives for software costs are generally 3 to 5 years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or, where applicable, the remaining term of the lease, but generally not exceeding 15 years.

Customer Transactions

Customers' securities transactions are recorded on a settlement date basis with related commission revenues and expenses recorded on trade date basis.

Asset Management, Distribution and Administration Fees

Asset management, distribution and administration fees consist primarily of revenues earned from asset management services, the distribution of mutual funds, and customers electing a fee-based pricing arrangement and are generally recognized over the relevant contract period, generally quarterly or annually. In addition, the Company receives fees from affiliated banks in conjunction with its participation in a bank deposit program.

Investment Banking

Underwriting revenues and advisory fees for mergers, acquisitions and restructuring transactions are recorded when services for the transactions are determined to be completed, generally as set forth under the terms of the engagement. Transaction-related expenses, primarily consisting of legal, travel and other costs directly associated with the transaction, are deferred and recognized in the same period as the related investment banking transaction revenue. Underwriting revenues are presented net of related expenses. Non-reimbursed expenses associated with advisory transactions are recorded within non-interest expenses.

Income Taxes

Income tax benefit is provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates.

Goodwill

Goodwill is not amortized and is reviewed annually (or more frequently under certain conditions) for impairment.

Translation of Foreign Currencies

Non-U.S. dollar denominated assets and liabilities are translated at fiscal year-end rates of exchange.

Securitization Activities

The Company engages in securitization activities related to U.S. agency collateralized mortgage obligations and other types of financial assets (see Note 5). Generally, such transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. The gain or loss on sale of such financial assets depends, in part, on the previous carrying amount of the assets involved in the transfer allocated between the assets sold and the retained interests based upon their

respective fair values at the date of sale. Transfers that are not accounted for as sales are accounted for as secured borrowings.

Accounting Developments

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's consolidated financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the adoption of FIN 48 on December 1, 2007, the Company recorded a cumulative effect adjustment of $52,064 as a decrease to the opening retained earnings as of December 1, 2007.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS No. 158"). In fiscal 2007, the Company adopted SFAS No. 158's requirement to recognize the overfunded or underfunded status of its defined benefit and postretirement plans as an asset or liability. In the first quarter of fiscal 2008, the Company recorded an after-tax charge of approximately $10,000 ($14,000 pre-tax) as a decrease to the opening retained earnings as of December 1, 2007 upon early adoption of SFAS No. 158's other requirement to use the fiscal year-end date as the measurement date.

In April 2007, the FASB issued FASB Staff Position ("FSP") No. FIN 39-1, "Amendment of FASB Interpretation No. 39", ("FSP FIN 39-1"). FSP FIN 39-1 amends certain provisions of FIN 39, "Offsetting of Amounts Related to Certain Contracts," and permits companies to offset fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement. In accordance with the provisions of FSP FIN 39-1, the Company offset cash collateral receivables and payables against net derivative positions as of November 30, 2008. The adoption of FSP FIN 39-1 on December 1, 2007 did not have a material impact on the Company's consolidated statement of financial condition.

In June 2007, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF No. 06-11"). EITF No. 06-11 requires that the tax benefit related to dividend equivalents paid on restricted stock units that are expected to vest be recorded as an increase to additional paid-in capital. The Company currently accounts for this tax benefit as a reduction to its income tax provision. EITF Issue No. 06-11 is to be applied prospectively for tax benefits on dividends declared in fiscal years beginning after December 15, 2007 and interim periods within those years. The Company does not expect the adoption of EITF No. 06-11 to have a material impact on the Company's consolidated statement of financial condition.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)"). SFAS 141(R) requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition); establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; requires expensing of most transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141(R) applies to all transactions or other events in which the Company obtains control of one or more businesses, including those sometimes referred to as "true mergers" or "mergers of equals" and combinations achieved without the transfer of consideration, for example, by contract alone or through the lapse of minority veto rights. SFAS No. 141(R) applies

prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51" ("SFAS No. 160"). SFAS No. 160 requires reporting entities to present noncontrolling (minority) interests as equity (as opposed to as a liability or mezzanine equity) and provides guidance on the accounting for transactions between an entity and noncontrolling interests. SFAS No. 160 applies prospectively for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The presentation and disclosure requirements, however are to be applied retrospectively. The Company is currently evaluating the potential impact of adopting SFAS No. 160.

In February 2008, the FASB issued FSP FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions" ("FSP FAS No. 140-3"). The objective of FSP FAS 140-3 is to provide implementation guidance on accounting for a transfer of a financial asset and repurchase financing. Under the guidance in FSP FAS 140-3, there is a presumption that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (i.e., a linked transaction) for purposes of evaluation under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS No. 140"). If certain criteria are met, however, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under SFAS No. 140. FSP FAS 140-3 is effective for fiscal years and interim periods beginning after November 15, 2008, and interim periods within those fiscal years. The Company does not expect the adoption of FSP FAS 140-3 to have a material impact on the Company's consolidated statement of financial condition.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and requires entities to provide enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and amounts of gains and losses on derivative contracts, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 will be effective for fiscal years and interim periods beginning after November 15, 2008.

In April 2008, the FASB issued FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). FSP FAS 142-3 removes the requirement of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") for an entity to consider, when determining the useful life of an acquired intangible asset, whether the intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions associated with the intangible asset. FSP FAS 142-3 replaces the previous useful-life assessment criteria with a requirement that an entity considers its own experience in renewing similar arrangements. If the entity has no relevant experience, it would consider market participant assumptions regarding renewal. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company does not expect the adoption of FSP FAS 142-3 to have a material impact on the Company's consolidated statement of financial condition.

On October 10, 2008, the FASB issued FSP FAS 157–3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" (FSP FAS 157–3). FSP FAS 157–3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial instrument when the market for that financial asset is not active. The adoption of FSP FAS 157–3 did not have a material impact on the Company's consolidated statement of financial condition.

In September 2008, the FASB issued for comment revisions to SFAS No. 140 and FASB Interpretation No. 46, as revised ("FIN 46R"), "Consolidation of Variable Interest Entities." The changes proposed include a removal of the scope exemption from FIN 46R for QSPEs, a revision of the current risks and rewards-based FIN 46R consolidation model to a qualitative model based on control and a requirement that consolidation of VIEs be reevaluated on an ongoing basis. Although the revised standards have not yet been finalized, these changes may have a significant impact on the Company's consolidated statement of financial condition as the Company may be required to consolidate QSPEs to which the Company has previously sold assets. In addition, the Company may also be required to consolidate other VIEs that are not currently consolidated based an analysis under the current FIN 46R consolidation model. The proposed revisions would be effective for fiscal years that begin after November 15, 2009.

In December 2008, the FASB issued FSP FAS 132(R)-1, "Employer's Disclosures about Postretirement Benefit Plan Assets" (FSP FAS 132(R)-1). FSP FAS 132(R)-1 amends SFAS No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits", to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009.

Note 3 – Fair Value Disclosures

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 2 for a discussion of the Company's policies regarding this hierarchy.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

U.S. Government Securities

U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are categorized in Level 1 of the fair value hierarchy.

U.S. Agency Securities

U.S. agency securities are comprised of two main categories consisting of agency issued debt and mortgage pass-throughs. Non-callable agency issued debt securities are generally valued using quoted market prices. Callable agency issued debt securities are valued through benchmarking model derived prices to quoted market prices and trade data for identical or comparable securities. Mortgage pass-throughs include To-be-announced ("TBA") securities and mortgage pass-through certificates. TBA securities are generally valued using quoted market prices or are benchmarked thereto. Fair value of mortgage pass-through certificates are model driven with respect to the comparable TBA security. Actively traded non-callable agency issued debt securities and TBA securities are categorized in Level 1 of the fair value hierarchy. Callable agency issued debt securities and mortgage pass-through certificates are generally categorized in Level 2 or 3 of the fair value hierarchy.

Other Sovereign Government Obligations

The fair value of foreign sovereign government obligations is generally based on quoted prices in active markets. To the extent quoted prices are not available, fair value is determined based on a valuation model that has as inputs interest rate yield curves, cross-currency basis index spreads, and country credit spreads for structures similar to the bond in terms of issuer, maturity and seniority. These bonds are categorized in Levels 1 or 2 of the fair value hierarchy.

Corporate Bonds

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that reference a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default swaps spreads and recovery rates based on collateral value as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where prices, spreads or any of the other aforementioned key are unobservable, they are categorized in Level 3 of the hierarchy.

Municipal Bonds

The fair value of municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Commercial Mortgage-Backed Securities ("CMBS") and Asset-Backed Securities ("ABS")

CMBS and ABS may be valued based on external price/spread data. When position-specific external price data are not observable, the valuation is based on prices of comparable bonds. Valuation levels of ABS and CMBS indices are used as an additional data point for benchmarking purposes or to price outright index positions. CMBS and ABS are categorized in Level 3 if external prices or inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance, and other inputs; otherwise they are categorized in Level 2 of the fair value hierarchy.

Auction Rate Securities ("ARS")

The Company primarily holds investments in Student Loan Auction Rate Securities ("SLARS") and Municipal Auction Rate Securities ("MARS") with interest rates that are reset through periodic auctions. SLARS are ABS backed by pools of student loans. MARS are municipal bonds often backed by municipal bond insurance. ARS have historically traded and were valued at par due to the auction mechanism and generally liquid markets that existed. Beginning in fiscal year 2008, uncertainties in the credit markets have resulted in auctions failing for certain types of ARS. Once the auctions failed, ARS could no longer be valued using observations of auction market prices. Accordingly, the fair value of ARS is determined using independent external market data where available and an internally developed methodology to discount for the lack of liquidity and non-performance risk in the current market environment.

The key drivers that impact the valuation of SLARS are the amount of leverage in each structure, credit rating and liquidity considerations.

The key drivers that impact the valuation of MARS are independent external market data, quality of underlying issuers and evidence of issuer calls. To the extent the valuation technique relies on observable external data, ARS are classified in Level 2; otherwise they are categorized in Level 3 of the fair value hierarchy.

Retained Interests in Securitization Transactions

Fair value for retained interests in securitized financial assets (in the form of one or more tranches of the securitization) are determined using observable prices or, in cases where observable prices are

not available for certain retained interests, the Company estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. When observable prices are available, retained interests are categorized in Level 2 of the fair value hierarchy. In the absence of observable prices, retained interests are categorized in Level 3 of the fair value hierarchy

Exchange Traded Equity Securities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

Listed Derivative Contracts

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally categorized in Level 2 of the fair value hierarchy.

OTC Derivative Contracts

OTC derivative contracts include forward, swap and option contracts related to interest rates, foreign currencies, or equity prices.

Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be modeled using a series of techniques, including closed-form analytic formulae, such as the Black-Scholes option-pricing model, and simulation models or a combination thereof. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgment, and the pricing inputs are observed from actively quoted markets, as is the case for generic interest rate swap and option contracts. In the case of more established derivative products, the pricing models used by the Company are widely accepted by the financial services industry. A substantial majority of OTC derivative products valued by the Company using pricing models fall into this category and are categorized within Level 2 of the fair value hierarchy.

Other derivative products, typically the newest and most complex products, will require more judgment in the implementation of the valuation technique applied due to the complexity of the valuation assumptions and the reduced observability of inputs. These instruments involve significant unobservable inputs and are categorized in Level 3 of the fair value hierarchy.

Investments

All equity and debt investments purchased in connection with investment activities are recorded at fair value and are included within financial instruments owned – investments in the consolidated statement of financial condition. The carrying value of such investments reflects expected exit values based upon appropriate valuation techniques applied on a consistent basis. Such techniques employ various markets, income and cost approaches to determine fair value at the measurement date. These investments are included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the fair value is unobservable.

Fair Value Measurement – Other

The fair value of OTC financial instruments, including derivative contracts related to financial instruments, are presented in the accompanying consolidated statement of financial condition on a net-by-

counterparty basis, when appropriate. Additionally, the Company nets fair value of cash collateral paid or received against fair value amounts recognized for net derivatives positions executed with the same counterparty under the same master netting agreement.

Trading

Purchases and sales of financial instruments as well as commission revenues and related expenses are recorded in the accounts on trade date. Unrealized gains and losses arising from the Company's dealings in OTC financial instruments are presented in the accompanying consolidated statement of financial condition on a net-by-counterparty basis, when appropriate.

The following fair value hierarchy table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis as of November 30, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Counterparty and Cash Collateral Netting	Balance as of November 30, 2008
Assets:					
Cash and securities deposited with clearing organizations or segregated under federal and other regulations or requirements	$33,639,210	$ –	$ –	$ –	$33,639,210
Financial instruments owned:					
U.S. government and agency securities	4,841,103	11,813,518	205,323	–	16,859,944
Other sovereign government obligations	287,324	289,197	284	–	576,805
Corporate and other debt	39,434	22,364,182	6,294,849	–	28,698,465
Corporate equities	10,527,905	5,049,672	46,454	–	15,624,031
Derivative contracts(1)	667,732	10,090,068	40,782	(2,218,869)	8,579,713
Investments	1,300	1,200	796,413	–	798,913
Securities received as collateral collateral	4,394,181	759,403	14,528	–	5,168,112
Liabilities:					
Financial instruments sold, not yet purchased					
U.S government and agency securities	$ 7,233,349	$ 682,000	$ –	$ –	$ 7,915,349
Other sovereign government obligations	25,356	236,053	168	–	261,577
Corporate and other debt	106	1,505,687	72,045	–	1,577,838
Corporate equities	1,787,220	7,216,300	52	–	9,003,572
Derivative contracts(1)	1,021,905	10,371,418	34,296	(1,340,086)	10,087,533
Obligation to return securities received as collateral	4,394,181	759,403	14,528	–	5,168,112
Other secured financing	–	68,017	561,915	–	629,932

(1) For positions with the same counterparty that cross over the levels of the fair value hierarchy, both counterparty netting and cash collateral netting are included in the column titles "Counterparty and Cash Collateral Netting." For contracts with the same counterparty netting among positions classified within the same level is included within that level.

Level 3 instruments may be hedged with instruments classified in Level 1 and Level 2. Additionally, both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category.

Financial Instruments Not Measured at Fair Value

Some of the Company's financial instruments are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Cash and cash equivalents, the cash component of Cash and securities deposited with clearing organizations or segregated under federal and other regulations or requirements, Securities purchased under agreements to resell, Securities borrowed, Securities sold under agreements to repurchase, Securities loaned, Receivables—customers, Receivables—brokers, dealers and clearing organizations, Payables—customers, Payables—brokers, dealers and clearing organizations, and certain short-term borrowings.

Note 4 - Collateralized Transactions

Reverse repurchase agreements and repurchase agreements, principally, U.S. government and agency securities, are carried at the amounts at which the securities subsequently will be resold or reacquired as specified in the respective agreements, such amounts include accrued interest. Reverse repurchase agreements and repurchase agreements are presented on a net-by-counterparty basis, when appropriate. The Company's policy is to take possession of securities purchased under agreements to resell. Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transactions. Other secured financings include the liabilities related to transfers of financial assets that are accounted for as financings rather than sales and consolidated variable interest entities where the Company is deemed to be the primary beneficiary and certain equity-referenced securities and loans where in all instances these liabilities are payable solely from the cash flows of the related assets accounted for as financial instruments owned.

The Company pledges its financial instruments owned to collateralize repurchase agreements and other securities financing. Pledged securities that can be sold or repledged by the secured party are identified as financial instruments owned (pledged to various parties) in the consolidated statement of financial condition. The carrying value and classification of financial instruments owned by the Company that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or repledge the collateral as of November 30, 2008 were approximately:

Financial instruments owned:	
U.S. government and agency	$ 7,257,533
Corporate and other debt	18,468,184
Corporate equities	5,325,105
Total	$ 31,050,822

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. The Company also engages in securities financing transactions for customers through margin lending. Under these agreements and transactions, the Company either receives or provides collateral, including U.S. government and agency securities, other sovereign government obligations, corporate and other debt, and corporate equities. The Company receives collateral in the form of securities in connection with reverse repurchase agreements, securities borrowed and derivative transactions and customer margin loans. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, to enter into securities lending and derivative transactions or for delivery to counterparties to cover short positions. At November 30, 2008,

the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $265,984,411, and the fair value of the portion that has been sold or repledged was $226,107,422.

The Company additionally receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the consolidated statement of financial condition. At November 30, 2008, $5,168,112 was reported as securities received as collateral and an obligation to return securities received as collateral in the consolidated statement of financial condition. Collateral received in connection with these transactions that was subsequently repledged was approximately $4,693,116.

The Company manages credit exposure arising from reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate collateral and the right to offset a counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. Where deemed appropriate, the Company's agreements with third parties specify its rights to request additional collateral. Customer receivables generated from margin lending activity are collateralized by customer-owned securities held by the Company. For these transactions, adherence to the Company's collateral policies significantly limit the Company's credit exposure in the event of customer default. The Company may request additional margin collateral from customers, if appropriate, and if necessary may sell securities that have not been paid for or purchase securities sold, but not yet delivered by customers.

Note 5 – Securitization Activities and Variable Interest Entities

The Company engages in securitization activities related to U.S. agency collateralized mortgage obligations and other types of financial assets. Special purpose entities ("SPEs"), also known as variable interest entities ("VIEs") are typically used in such securitization transactions.

Transferred assets are carried at fair value prior to securitization. The Company may act as underwriter of the beneficial interests issued by securitization vehicles. Underwriting net revenues are recognized in connection with these transactions. The Company may retain interests in the securitized financial assets as one or more tranches of the securitization. These retained interests are included in financial instruments owned in the consolidated statement of financial condition at fair value.

The Company has $232,694 of investment grade retained interest in U.S. agency collateralized mortgage obligation securitization transactions as of November 30, 2008.

For the year ended November 30, 2008, the Company received $3,759,481 of proceeds from new securitization transactions and $1,206,278 of cash flows from retained interests in securitization transactions.

FIN 46R applies to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns or both, as a result of holding variable interests. The Company consolidates entities of which it is the primary beneficiary.

The Company is involved with various entities in the normal course of business that may be deemed to be VIEs. The Company's variable interests in VIEs include debt and equity instruments, and derivative instruments. The Company's involvement with VIEs arises primarily from:

- Purchased, sold and retained interests in connection with market making and securitization activities
- Other structured transactions designed to provide enhanced, tax-efficient yields to the Company or its clients.
- Derivatives entered into with variable interest entities.
- Guarantees issued and residual interest retained in connection with municipal bond securitization.

The following table presents information about the Company's total assets and maximum exposure to loss associated with VIEs that the Company consolidates at November 30, 2008. The Company generally accounts for these assets held by the entities on financial instruments owned and liabilities of the entities as Other secured financings in the consolidated statement of financial condition.

		Maximum Exposure to loss in consolidated VIEs			
	VIE Assets that the Company Consolidates	**Debt and Equity Interests**	**Commitment and Guarantees**	**Derivatives**	**Total**
Mortgage and asset backed securitizations	$16,266	$16,266	$ –	$ –	$ 16,266
Credit and real estate	235,281	75,361	–	1,968,901	2,044,262
Total	$251,547	$91,627	$ –	$1,968,901	$2,060,528

The following table presents information about the Company's total assets and maximum exposure to loss associated with non-consolidated VIEs at November 30, 2008 in which the Company had significant variable interests:

		Maximum Exposure to loss in non -consolidated VIEs			
	VIE Assets that the Company does not Consolidates	**Debt and Equity Interests**	**Commitment and Guarantees**	**Derivatives**	**Total**
Municipal bond trust	$1,657,796	$1,326,143	$50,945	$ –	$1,377,088
Credit and real estate	175,285	43,704	–	200,000	243,704
Total	$1,833,081	$1,369,847	$50,945	$200,000	$1,620,792

The Company's maximum exposure to loss often differs from the carrying value of the VIE's assets. The maximum exposure to loss is dependent on the nature of the Company's variable interest in the VIEs and is limited to the notional amounts of certain liquidity facilities, other credit support, total return swaps, written put options, and the fair value of certain other derivatives and investments the Company has made in the VIEs. Where notional amounts are utilized in quantifying maximum exposure related to derivatives, such amounts do not reflect writedowns already recorded by the Company. The Company's maximum exposure to loss does not include the offsetting benefit of any financial instruments that the Company may utilize to hedge these risks associated with the Company's variable interests.

In addition, the Company serves as an advisor to numerous money market and liquidity funds. The Company does not consolidate these funds because the Company does not have a controlling financial interest in the funds nor is it the primary beneficiary of such funds. The Company also does not have a significant variable interest in such funds.

Note 6 – Goodwill

The Company completed its annual goodwill impairment testing, as of June 1, 2008 which did not result in a goodwill impairment. Additionally, due to the financial market and economic events that occurred in the fourth quarter of fiscal 2008, the Company performed an interim impairment test of goodwill subsequent to its annual testing date of June 1, which did not indicate any goodwill impairment.

Note 7 - Short-Term Borrowings

Short-term borrowings from affiliates are unsecured, bear interest at prevailing market rates and are payable on demand. Such balance consists primarily of intercompany funding from the Parent as well as other intercompany payables which settle in the normal course of business. Other short-term borrowings consist of loans which are unsecured, generally bear interest at rates based upon the federal funds rate and are payable on demand.

Note 8 - Subordinated Liabilities

Subordinated liabilities consist of three Cash Subordination Agreements and two Subordinated Revolving Credit Agreements with the Parent and a Subordinated Indenture ("Indenture") with J.P. Morgan Trust Company, N.A., as trustee, dated September 12, 1994, and modified as of November 28, 1995 and April 24, 1997.

On February 6, 2008, the Company increased the amount available from its Subordinated Revolving Credit Agreement from $7,000,000 to $12,000,000. Interest on these borrowings are payable at rates based upon the federal funds rate or the London Interbank Offered Rate.

The Indenture is comprised of a subordinated note, Series F which contains restrictive covenants which require, among other things, that the Company maintain specified levels of Consolidated Tangible Net Worth and Net Capital, each as defined. As of November 30, 2008, the Company was in compliance with all restrictive covenants. The maturity dates, interest rates and fair value of the subordinated notes are as follows:

Subordinated Notes	Maturity Date	Interest Rate	Par Value	Fair Value
Cash Subordination	June 30, 2018	4.91%	$ 750,000	$ 434,266
Cash Subordination	April 30, 2017	6.55%	2,500,000	1,902,275
Cash Subordination	Dec 31, 2011	2.87%	100,000	78,297
Subordinated Revolver	April 30, 2017	4.12%	11,000,000	6,519,860
Subordinated Revolver	Dec 31, 2011	5.01%	250,000	201,694
Subordinated Indenture	June 1, 2016	7.82%	25,000	21,076
Total			$14,625,000	$9,157,468

Note 9 – Commitments, Guarantees and Contingencies

Premises and Equipment

The Company has non-cancelable operating leases covering premises and equipment, of which $425,762 is with affiliates. At November 30, 2008, future minimum rental commitments under such leases, net of subleases principally on office rentals were as follows:

Fiscal Year	Gross Amount	Sublease Income	Net Amount
2009	$ 344,608	$ 7,217	$ 337,391
2010	322,623	5,100	317,523
2011	291,623	1,995	289,628
2012	253,583	665	252,918
2013	198,133	568	197,565
Thereafter	729,409	1,957	727,452
Total	$ 2,139,979	$ 17,502	$2,122,477

Included in the table above are $40,738 of future minimum rental commitments (net of actual sublease income) related to closed or downsized branch offices and support space for which the present value was included in the restructuring charges.

Occupancy lease agreements, in addition to base rentals, generally provide for rent and operating expense escalations resulting from increased assessments for real estate taxes and other charges.

Letters of Credit

The Company had $1,051,399 of letters of credit outstanding at November 30, 2008 to satisfy various collateral requirements of which none was drawn down. This amount primarily represents the Company's outstanding letters of credit issued by third-party banks to certain of the Company's counterparties. The Company is contingently liable for these letters of credit, which are primarily used to satisfy various collateral and margin requirements.

Securities Activities

Financial instruments sold, not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amounts recognized in the consolidated statement of financial condition.

The Company enters into forward starting reverse repurchase agreements (agreements that have a trade date as of prior to November 30, 2008 and settle subsequent to year end) that are primarily secured by collateral from U.S. government agency securities and other sovereign government obligations. At November 30, 2008, the Company had commitments to enter into reverse repurchase and repurchase agreements of $11,806,609 and $658,719 respectively.

Guarantees

The Company has certain obligations under certain guarantee arrangements, including contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying measure (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. Also included as guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company's use of guarantees is described below by type of guarantee:

The table below summarizes certain information regarding the Company's obligation under guarantee arrangements as of November 30, 2008:

	Maximum Potential Payout/Notional					
	Year to Maturity					
	Less than 1	**1-3**	**3-5**	**Over 5 years**	**Total**	**Fair Value**
Derivative contracts	$32,807,783	$5,545,128	$213,152	$866,833	$39,432,896	$8,259,779
Auction rate security guarantees	2,572,000	–	–	–	2,752,000	193,000

Derivative Contracts

Certain derivative contracts meet the accounting definition of a guarantee, including certain written options and contingent forward contracts. Although the Company's derivative arrangements do not specifically identify whether the derivative counterparty retains the underlying asset, liability or equity security, the Company has disclosed information regarding all derivative contracts that could meet the accounting definition of a guarantee. The maximum potential payout for certain derivative contracts, such as written foreign currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could possibly be unlimited. Therefore, in order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed. In certain situations, collateral may be held by the Company for those contracts that meet the definition of a guarantee. Generally, the Company sets collateral requirements by counterparty so that the collateral covers various transactions and products and is not allocated specifically to individual contracts. Therefore, the collateral amount disclosed in the table above only includes contracts where the specific collateral can be identified. Also, the Company may recover amounts related to the underlying asset delivered to the Company under the derivative contract.

The Company records all derivative contracts at fair value. Aggregate market risk limits have been established and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. For further discussion of the Company's derivative risk management activities (see Note 10).

Auction Rate Security Guarantees

Under the terms of various agreements entered into with government agencies and the terms of the Company's announced offer to repurchase, the Company has agreed to repurchase at par certain ARS held by retail clients that were purchased through the Company. In addition, the Company has agreed to reimburse retail clients who have sold certain ARS purchased through the Company at a loss. The Company's maximum exposure as it relates to these repurchase obligations is based on the Company's best estimate of the outstanding ARS eligible under the buy back program, which may change as and when more information about retail client auction rate security holdings becomes available. The Company has recorded a liability at fair value related to these auction rate security purchase obligations.

Exchange/Clearinghouse Member Guarantees

The Company is a member of various U.S. exchanges and clearinghouses that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. Any potential contingent liability under these

membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Legal

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a global diversified financial services institution. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the issuers that would otherwise be the primary defendants in such cases are bankrupt or in financial distress.

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, including, among other matters, accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot predict with certainty the loss or range of loss, if any, related to such matters, how such or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of the pending matters will not have a material adverse effect on the consolidated financial condition of the Company, although the outcome of such matters could be material to the Company's operating results and cash flows for a particular future period, depending on, among other things, the level of the Company's revenues or income for such period. Legal reserves have been established in accordance with SFAS No. 5, "Accounting for Contingencies." Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

Auction Rate Securities

On August 13, 2008, the Company reached an agreement in principle with the Office of the New York State Attorney General and the Office of the Illinois Secretary of State, Securities Department (on behalf of a task force of other states under the auspices of the North American Securities Administrators Association) in connection with the proposed settlement of their investigations relating to the sale of ARS. The Company agreed, among other things to: (1) repurchase at par illiquid ARS that were purchased by certain retail clients prior to February 13, 2008; (2) pay certain retail clients that sold ARS below par the difference between par and the price at which the clients sold the securities; (3) arbitrate, under special procedures, claims for consequential damages by certain retail clients; (4) refund refinancing fees to certain municipal issuers of ARS; and (5) pay a total penalty of $35,000. A separate investigation of these matters by the SEC remains ongoing.

Note 10 – Sales and Trading Activities

Sales and Trading

The Company's sales and trading activities are conducted through the integrated management of its client-driven and proprietary transactions along with the hedging and financing of these positions. Sales and trading activities include revenues from customer purchases and sales of financial instruments in which

the Company acts as principal and gains and losses on the Company's positions. The Company also engages in proprietary trading activities for its own account.

The Company's trading portfolios are managed with a view toward the risk and profitability of the portfolios. The following discussion of the nature of the equities and fixed income activities conducted by the Company, including the use of derivative products in these businesses, and risk management, the market risk, credit risk and concentration risk management policies and procedures covering these activities are discussed below.

Equities

The Company makes markets and trades in the global secondary markets for equities and is a dealer in exchange traded and OTC equity options, exchange traded funds and index futures. The Company's activities as a dealer primarily are client-driven, with the objective of meeting clients' needs while earning a spread between the premiums paid or received on its contracts with clients and the cost of hedging such transactions in the cash or forward market or with other derivative transactions. The Company limits its market risk related to these contracts, which stems primarily from underlying equity/index price and volatility movements, by employing a variety of hedging strategies. The Company also takes proprietary positions in the global equity markets by using derivatives, most commonly futures and options, in addition to cash positions, intending to profit from market price and volatility movements in the underlying equities or indices positioned.

The counterparties to the Company's equity transactions include commercial banks, investment banks, broker-dealers, investment funds and industrial companies.

Fixed Income

The Company makes markets and trades in fixed income securities and related products, including convertible debt, preferred stock, investment grade corporate debt, high-yield securities, U.S. government securities, municipal securities, and commercial paper, money market and other short-term securities. The Company also makes markets in, and acts as principal with respect to, mortgage-related and other asset-backed securities. In addition, the Company is a dealer in listed options on U.S. government bonds. The Company also takes positions in futures and options.

The Company also uses mortgage-backed forward agreements ("TBAs") in its role as a dealer in mortgage-backed securities and facilitates customer trades by taking positions in the TBA market. Typically, these positions are hedged by offsetting mortgage-banked forward agreement or underlying cash positions.

The Company is a market-maker in a number of foreign currencies. It actively trades currencies with its customers on a principal basis in the spot and forward markets earning a dealer spread. In connection with its market-making activities, the Company seeks to manage its market risk by entering into offsetting positions. The Company also takes proprietary positions in currencies to profit from market price and volatility movements in the currencies positioned.

The majority of the Company's foreign exchange business relates to major foreign currencies such as yen, euros, pound sterling, Swiss francs and Canadian dollars. The balance of the business covers a broad range of other currencies.

The counterparties to the Company's fixed income and foreign exchange transactions include investment advisors, commercial banks, insurance companies, investment banks, broker-dealers, investment funds and industrial companies.

Risk Management

The Company's risk management policies and related procedures are integrated with those of the Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary's, including the Company's, specific capital and regulatory requirements. For the discussion which follows, the term "Company" includes the Parent and its subsidiaries.

The cornerstone of the Company's risk management philosophy is the execution of risk adjusted returns through prudent risk-taking that protects the Company's capital base and franchise. The Company's risk management philosophy is based on the following principles: comprehensiveness, independence, accountability, defined risk tolerance and transparency. Given the importance of effective risk management to the Company's reputation, senior management requires thorough and frequent communication and appropriate escalation of risk matters.

Risk management at the Company requires independent Company-level oversight, accountability of the Company's business segments, constant communication, judgment, and knowledge of specialized products and markets. The Company's senior management takes an active role in the identification, assessment and management of various risks at both the Company and business segment level. In recognition of the increasingly varied and complex nature of the global financial services business, the Company's risk management philosophy, with its attendant policies, procedures and methodologies, is evolutionary in nature and subject to ongoing review and modification.

The nature of the Company's risks, coupled with this risk management philosophy, informs the Company's risk governance structure. The Company's risk governance structure includes the Firm Risk Committee, the Chief Risk Officer, the Internal Audit Department, independent control groups and various risk control managers, committees and groups located within and across business segments.

The Firm Risk Committee, composed of the Company's most senior officers, oversees the Company's risk management structure. The Firm Risk Committee's responsibilities include oversight of the Company's risk management principles, procedures and limits, and the monitoring of material market, credit, liquidity and funding, legal, operational and franchise risks and the steps management has taken to monitor and manage such risks. The Firm Risk Committee is overseen by the Audit Committee of the Board of Directors (the "Audit Committee").

The Chief Risk Officer, a member of the Firm Risk Committee who reports to the Chief Executive Officer, oversees compliance with Company risk limits; approves certain excessions of Company risk limits; reviews material market, credit and operational risks; reviews results of risk management processes with the Audit Committee.

The Internal Audit Department provides independent risk and control assessment and reports to the Audit Committee and administratively to the Chief Legal Officer. The Internal Audit Department examines the Company's operational and control environment and conducts audits designed to cover all major risk categories.

The Market Risk, Credit Risk, Operational Risk, Financial Control, Treasury and Legal and Compliance Departments (collectively, the "Company Control Groups"), which are all independent of the Company's business units, assist senior management and the Firm Risk Committee in monitoring and controlling the Company's risk through a number of control processes. The Company is committed to employing qualified personnel with appropriate expertise in each of its various administrative and business areas to implement effectively the Company's risk management and monitoring systems and processes.

Each business segment has a risk committee that is responsible for ensuring that the business segment, as applicable, adheres to established limits for market, credit, operational and other risks; implements risk measurement, monitoring, and management policies and procedures that are consistent with the risk framework established by the Firm Risk Committee; and reviews, on a periodic basis, its aggregate risk exposures, risk exception experience, and the efficacy of its risk identification, measurement, monitoring and management policies and procedures, and related controls.

Each of the Company's business segments also has designated operations officers, committees and groups, including operations and information technology groups (collectively, "Segment Control Groups" and together with the Company Control Groups, the "Control Groups") to manage and monitor specific risks and report to the business segment risk committee. The Control Groups work together to review the risk monitoring and risk management policies and procedures relating to, among other things, the business segment's market, credit and operational risk profile, sales practices, reputation, legal enforceability, and operational and technological risks. Participation by the senior officers of the Control Groups helps ensure that risk policies and procedures, exceptions to risk limits, new products and business ventures, and transactions with risk elements undergo a thorough review.

The following is a discussion of the Company's risk management policies and procedures for its principal risks (other than funding and liquidity risk). The discussion focuses on the Company's securities activities (primarily its institutional trading activities) and corporate lending and related activities. The Company believes that these activities generate a substantial portion of its principal risks. This discussion and the estimated amounts of the Company's market risk exposure generated by the Company's statistical analyses are forward-looking statements. However, the analyses used to assess such risks are not predictions of future events, and actual results may vary significantly from such analyses due to events in the markets in which the Company operates and certain other factors described below.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices), correlations or other market factors, such as market liquidity, will result in losses for a position or portfolio. Generally, the Company incurs market risk as a result of trading and client facilitation activities, principally within the Institutional Securities business where the substantial majority of the Company's Value-at-Risk ("VaR") for market risk exposures is generated. In addition, the Company incurs trading-related market risk within the Global Wealth Management Group.

Sound market risk management is an integral part of the Company's culture. The various business units and trading desks are responsible for ensuring that market risk exposures are well-managed and prudent. The Control Groups help ensure that these risks are measured and closely monitored and are made transparent to senior management. The Market Risk Department is responsible for ensuring transparency of material market risks, monitoring compliance with established limits, and escalating risk concentrations to appropriate senior management. To execute these responsibilities, the Market Risk Department monitors the Company's risk against limits on aggregate risk exposures, performs a variety of risk analyses, routinely reports risk summaries, and maintains the Company's VaR system. A variety of limits is designed to control price and market liquidity risk. Market risk is monitored through various measures: statistically (using VaR and related analytical measures); by measures of position sensitivity; and through routine stress testing and scenario analyses conducted by the Market Risk Department in collaboration with the business units. The material risks identified by these processes are summarized in reports produced by the Market Risk Department that are circulated to and discussed with senior management.

Credit Risk

Credit risk refers to the risk of loss arising from borrower or counterparty default when a borrower, counterparty or obligor does not meet its financial obligations. The Company is exposed to two distinct types of credit risk in its businesses. The Company incurs significant, "single-name" credit risk exposure through the Institutional Securities business. This type of risk requires credit analysis of specific counterparties, both initially and on an ongoing basis. The Company also incurs "individual consumer" credit risk in the Global Wealth Management Group business through margin and non-purpose loans to individual investors, which are collateralized by securities.

The Company has structured its credit risk management framework to reflect that each of these businesses generates unique credit risks that are appropriately managed discretely. The Institutional Credit Department ("Institutional Credit") evaluates and monitors credit risk exposure for the Institutional Securities business. Institutional Credit is responsible for ensuring transparency of material credit risks, ensuring compliance with established limits, approving material extensions of credit, and escalating risk concentrations to appropriate senior management. Credit risk exposure in the Global Wealth Management Group business segment is managed through various credit risk committees, whose membership includes Institutional Credit. The Global Wealth Management Group Risk Management Department is responsible for monitoring, measuring and analyzing credit risk exposures, including margin loans and credit sensitive, higher risk transactions.

Concentration Risk

The Company is subject to concentration risk by holding large positions in certain types of securities or commitments to purchase securities of a single issuer, including sovereign governments and other entities, issuers located in a particular country or geographic area, public and private issuers involving developing countries, or issuers engaged in a particular industry. Financial instruments owned by the Company include U.S. government and agency securities, which, in the aggregate, represented approximately 6% of the Company's total assets at November 30, 2008. In addition, substantially all of the collateral held by the Company for reverse repurchase agreements or bonds borrowed, which together represented approximately 23% of the Company's total assets at November 30, 2008, consist of securities issued by the U.S. government, federal agencies or other sovereign government obligations. Positions taken and commitments made by the Company, including positions taken and underwritings, often involve substantial amounts and significant exposure to individual issuers and businesses, including non-investment grade issuers. The Company seeks to limit concentration risk through the use of the systems and procedures described in the preceding discussions of risk management, market risk and credit risk.

Customer Activities

The Company's customer activities involve the execution, settlement and financing of various securities and commodities transactions on behalf of customers. Customer securities activities are transacted on either a cash or margin basis. Customer commodities activities, which include the execution of customer transactions in commodity futures transactions (including options on futures), are transacted on a margin basis.

The Company's customer activities may expose it to off-balance sheet credit risk. The Company may have to purchase or sell financial instruments at prevailing market prices in the event of the failure of a customer to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer losses. The Company seeks to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulations and Company policies

Derivative Contracts

In the normal course of business, the Company enters into a variety of derivative contracts related to financial instruments. The Company uses forward and option contracts and futures in its trading activities. In addition, financial futures and forward contracts are actively traded by the Company and are used to hedge proprietary inventory. The Company also enters into delayed delivery, when-issued, warrant and option contracts involving securities. These instruments generally represent future commitments to exchange currencies or purchase or sell other financial instruments on specific terms at specified future dates. Certain of these products have maturities that do not extend beyond one year, while options and warrants on equities may have longer maturities.

Future changes in interest rates, foreign currency exchange rates or the fair values of the financial instruments, commodities or indices underlying these contracts ultimately may result in cash settlements exceeding fair value amounts recognized in the consolidated statement of financial condition. The amounts in the following table represent the fair value of exchange traded and OTC options and other derivative contracts (including foreign exchange, and other forward contracts) for trading, net of offsetting positions in situations where netting is appropriate. The asset amounts are reported net of non-cash collateral, which the Company obtains with respect to certain of these transactions to reduce its exposure to credit losses. In accordance with the provisions of FSP FIN 39-1, the Company offsets cash collateral receivables and payables of $59,718 and $35,980, respectively, against net derivatives positions as of November 30, 2008.

Credit risk with respect to derivative instruments arises from the failure of a counterparty to perform according to the terms of the contract. The Company's exposure to credit risk at any point in time is represented by the fair value of the contracts reported as assets. The Company monitors the creditworthiness of counterparties to these transactions on an ongoing basis and requests additional collateral when deemed necessary.

The Company's derivatives (both listed and OTC), net of cash collateral, as of November 30, 2008 are summarized in the table below, showing fair value of the related assets and liabilities by product:

Product Type	Assets	Liabilities
Swaps	$ 614,884	$ –
TBA's	634,304	778,604
Foreign exchange forward contracts	5,684,393	5,792,306
Equity securities contracts (including warrants and options)	1,646,132	3,516,623
Total	$ 8,579,713	$10,087,533

Note 11 - Employee Compensation Plans

Employees of the Company participate in compensation plans sponsored by the Parent. The following summarizes these plans:

Employee Stock-Based Compensation Plans

Eligible employees of the Company participate in several of the Parent's equity-based stock compensation plans. The components of the Company's stock based compensation expense included deferred stock awards, stock option awards, and Employee Stock Purchase Plan (the "ESPP"). The Parent accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R revised the fair value-based method of accounting for share-based payment liabilities, forfeitures and modifications of stock-based awards and clarified guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to service periods. SFAS No. 123R requires measurement

of compensation cost for equity-based awards at fair value and recognition of compensation cost over the service period, net of estimated forfeitures.

Deferred Stock Awards

The Parent has made deferred stock awards pursuant to several equity-based compensation plans. The plans provide for the deferral of a portion of certain key employees' discretionary compensation with awards made in the form of restricted common stock or in the right to receive unrestricted shares of common stock in the future ("restricted stock units"). Awards under these plans are generally subject to vesting over time contingent upon continued employment and to restrictions on sale, transfer or assignment until the end of a specified period, generally two to five years from date of grant. All or a portion of an award may be canceled if employment is terminated before the end of the relevant restriction period. All or a portion of a vested award also may be canceled in certain limited situations, including termination for cause during the relevant restriction period. Recipients of deferred stock awards generally have voting rights and receive dividend equivalents that are not subject to vesting. The Parent determines fair value of restricted stock units based on the number of units granted and the grant date fair value of its common stock, measured as the volume-weighted average price on the date of grant.

Stock Option Awards

The Parent has granted stock option awards pursuant to several equity-based compensation plans. The plans provide for the deferral of a portion of certain key employees' discretionary compensation with awards made in the form of stock options generally having an exercise price not less than the fair value of the Parent's common stock on the date of grant. Such stock option awards generally become exercisable over a three-year period and expire ten years from the date of grant, subject to accelerated expiration upon termination of employment. Stock option awards have vesting, restriction and cancellation provisions that are generally similar to those in deferred stock awards. The fair value of stock options is determined using the Black-Scholes valuation model and the single grant life method. Under the single grant life method, option awards with graded vesting are valued using a single weighted-average expected option life.

Stock Based Compensation

Compensation expense for all stock-based payment awards is recognized using the graded vesting attribution method. The Employee Stock Purchase Plan (the "ESPP") allows employees to purchase shares of the Parent common stock at a 15% discount from market value. The Parent expenses the 15% discount associated with the ESPP, and allocates a portion to the Company.

Equity-based compensation costs are charged to the Company by the Parent based upon the awards granted to employees in the Company participating in the programs.

Note 12 - Employee Benefit Plans

The Company sponsors various pension plans for the majority of its U.S. and non-U.S. employees. The Company provides certain other postretirement benefits, primarily health care and life insurance, to eligible U.S. employees. The Company also provides certain postemployment benefits other than pension and postretirement benefits to certain former employees or inactive employees prior to retirement.

The Company's defined benefit pension, postretirement and postemployment plans are accounted for in accordance with SFAS Nos. 87, 88, 106 and 112. The Company adopted the provision of SFAS No. 158 to recognize the overfunded or underfunded status of the Company's defined benefit and postretirement plans as an asset or liability in the consolidated statement of financial condition at November 30, 2007.

For the fiscal year ended November 30, 2008, the Company adopted the measurement date provision of SFAS No. 158 under the alternative transition method, which requires the measurement date to coincide with the fiscal year end. As an impact of the measurement date provision, the Company recorded an after-tax loss of approximately $10,000 to stockholder's equity upon the adoption of the measurement date change ($14,000 before tax).

Pension and Postretirement Benefit Plans

Substantially all of the U.S. employees of the Company hired before July 1, 2007 and its U.S. affiliates are covered by a non-contributory, defined benefit pension plan that is qualified under Section 401(a) of the Internal Revenue Code (the "Qualified Plan"). Unfunded supplementary plans (the "Supplemental Plans") cover certain executives. Morgan Stanley Financial Advisor Pension Protection Program ("FAPPP") was established as a nonqualified plan to guarantee selected financial advisors that their lump sum rate or 3.45%, whichever produces a higher benefit. Any difference between the benefits calculated under the FAPPP and the benefits calculated under the Qualified Plan rate will be paid under the FAPPP from Company's assets. These pension plans generally provide pension benefits that are based on each employee's years of credited service and on compensation levels specified in the plans. For the Qualified Plan, the Company's policy is to fund at least the amounts sufficient to meet minimum funding requirements under applicable employee benefit and tax regulations. Liabilities for benefits payable under the Supplemental Plans and FAPPP are accrued by the Company and are funded when paid to beneficiaries. The Company's U.S. Qualified Plan was closed to new hires effective July 1, 2007. In lieu of a defined benefit pension plan, eligible employees who were first hired, rehired or transferred to a U.S. benefits eligible position on or after July 1, 2007 will receive a retirement contribution under the 401(k) plan. The amount of the retirement contribution is included in the Company's 401(k) cost and will be equal to between 2% and 5% of eligible pay based on years of service as of December 31.

The Company also has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and their dependents.

The following table presents the weighted average assumptions used to determine benefit obligations at fiscal 2008:

	Pension	Postretirement
Discount rate	7.52%	7.47%
Rate of future compensation increases	5.28%	n/a
Lump sum interest rate	3.45%	n/a

The discount rate used to determine the benefit obligation for the U.S. Qualified Pension Plan and postretirement plans was selected by the Company, in consultation with its independent actuaries, using a pension discount yield curve based on the characteristics of the U.S. Qualified Plan and postretirement liabilities, each determined independently. The pension discount yield curve represents spot discount yields based on duration implicit in a representative broad based Aa corporate bond universe of high-quality fixed income investments.

	Pension	Postretirement
Discount rate	6.34%	6.34%
Expected long-term rate of return on plan assets	6.50%	n/a
Rate of future compensation increases	5.31%	n/a
Lump sum interest rate	4.85%	n/a

The expected long-term rate of return on assets represents the Company's best estimate of the long-term return on plan assets and generally was estimated by computing a weighted average return of the underlying long-term expected returns on the different asset classes, based on the target asset allocations. For plans where there is no established target asset allocation, actual asset allocations were used. The

expected long-term return on assets is a long-term assumption that generally is expected to remain the same from one year to the next unless there is a significant change in the target asset allocation, the fees and expenses paid by the plan or market conditions. In late 2008, the U.S. Qualified Plan transitioned to 100% investment in fixed income securities and related derivative securities, including interest rate swap contracts. This asset allocation is expected to help protect the plan's funded status and limit volatility of required contributions. The U.S. Qualified Plan portfolio performance will be evaluated by comparing the Plan's investment performance with an estimate of the change in the Plan's liability.

Benefit Obligation and Funded Status

The following table provides a reconciliation of the changes in the benefit obligation and fair value of plan assets for fiscal 2008 as well as a summary of the funded status as of November 30, 2008:

	Pension Plan	Postretirement Plan
Reconciliation of benefit obligation:		
Benefit obligation at beginning of year	$ 1,962,496	$ 162,027
Adjustments due to adoption of FAS 158 measurement date provisions:		
Service cost and interest cost during gap period	34,144	3,076
Gap period benefits paid	(10,372)	–
Service cost	83,889	8,442
Interest cost	120,976	10,016
Actuarial gain	(246,874)	(10,744)
Benefits paid	(110,011)	(8,754)
Benefit obligation at end of year	$ 1,834,248	$ 164,063
Reconciliation of fair value of plan assets:		
Fair value of plan assets at beginning of year	$ 1,892,820	$ –
Adjustments due to adoption of FAS 158 measurement date provisions:		
Gap period benefits paid net of contributions	(9,042)	–
Actual return on plan assets	227,282	–
Employer contributions	284,651	8,754
Benefits paid	(110,011)	(8,754)
Fair value of plan assets at end of year	$ 2,285,700	$ –
Funded status:		
Funded/(Unfunded status)	$ 451,452	$ (164,063)
Amount recognized in the consolidated statement of financial condition consist of:		
Assets	$ 639,691	$ –
Liabilities	(188,239)	(164,063)
Net amount recognized	$ 451,452	$ (164,063)

Changes in actuarial gain under benefit obligation are primarily attributed to increase in the discount rates as of November 30, 2008.

The accumulated benefit obligation, for all defined benefit pension plans was $1,750,785 at November 30, 2008.

The following table contains information for pension plans with projected benefit obligations or accumulated benefit obligations in excess of the fair value of plan assets as of fiscal year-end:

	Pension
Projected benefit obligation	$188,239
Accumulated benefit obligation	$172,590

The following table presents assumed health care cost trend rates used to determine the postretirement benefit obligation at fiscal year end:

	November 30, 2008
Health care cost trend rate assumed for next year:	
Medical	7.25 - 9.50%
Prescription	10.50%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.00%
Year that the rate reaches the ultimate trend rate	2018

Assumed health care cost trend rates can have a significant effect on the amounts reported for the Company's postretirement benefit plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost	$ 3,608	$ (3,251)
Effect on postretirement benefit obligation	25,822	(20,557)

Qualified Plan Assets

The weighted average asset allocations for the Company's qualified plans at November 30, 2008 and the targeted asset allocation for fiscal 2008 by asset class were as follows:

	November 30, 2008	Fiscal 2009 Targeted
Equity securities	0%	0%
Fixed income securities	99%	100%
Other—primarily cash	1%	0%
Total	100%	100%

Qualified Pension Plan Asset Allocation

The Company, in consultation with its independent investment consultants and actuaries, determined the asset allocation targets for its Qualified Plan based on its assessment of business and financial conditions, demographic and actuarial data, funding characteristics and related risk factors. Other relevant factors, including industry practices, long-term historical and prospective capital market returns, were considered as well. The expected long-term rate of return on U.S. Qualified Plan assets is 6.50% for fiscal 2008.

The U.S. Qualified Plan uses a combination of active and risk-controlled fixed income investment strategies. The fixed income asset allocation consists primarily of longer duration fixed income securities in order to help reduce plan exposure to interest rate variation and to better align assets with obligations. The longer duration fixed income allocation is expected to help maintain the stability of plan contributions over the long run.

The allocation by investment manager of the Company's U.S. Qualified Plan is reviewed by the Morgan Stanley Retirement Plan Investment Committee on a regular basis. When the exposure to an asset class or a given investment manager reaches a minimum or maximum level, a review process is initiated, and the

allocation is automatically rebalanced back towards target allocation levels unless the Investment Committee determines otherwise.

Derivative instruments are permitted in the Qualified Plan's portfolio only to the extent that they comply with all of the plan's policy guidelines and are consistent with the plan's risk and return objectives. In addition, any investment in derivatives must meet the following conditions:

- Derivatives may be used only if the vehicle is deemed by the investment manager to be more attractive than a similar direct investment in the underlying cash market; or if the vehicle is being used to manage risk of the portfolio.

- Derivatives may not be used in a speculative manner or to leverage the portfolio under any circumstances.

- Derivatives may not be used as short-term trading vehicles. The investment philosophy of the Plan is that investment activity is undertaken for long-term investment, rather than short-term trading.

- Derivatives may only be used in the management of the Qualified Plan's portfolio when their possible effects can be quantified, shown to enhance the risk-return profile of the portfolio and reported in a meaningful and understandable manner.

As a fundamental operating principle, any restrictions on the underlying assets apply to a respective derivative product. This includes percentage allocations and credit quality. Derivatives will solely be used for the purpose of enhancing investment in the underlying assets and not to circumvent portfolio restrictions.

Cash Flows

The Company expects to contribute approximately $295,000 to its pension and postretirement benefit plans in fiscal 2009 based upon their current funded status and expected asset return assumptions for fiscal 2009, as applicable.

Expected benefit payments associated with the Company's pension and postretirement benefit plans for the next five fiscal years and in aggregate for the five fiscal years thereafter are as follows:

	Pension	Postretirement
Fiscal 2009	$ 113,603	$ 8,620
Fiscal 2010	111,311	8,851
Fiscal 2011	109,496	9,024
Fiscal 2012	111,870	8,988
Fiscal 2013	114,742	9,107
Fiscal 2014-2018	627,754	47,912

Postretirement Benefits

The Company has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and dependents.

401(k) and Profit Sharing Plans

Eligible employees receive 401(k) matching contributions that are invested in the Parent's common stock. The retirement contribution granted in lieu of a defined pension plan is included in the Parent's 401(k) expense. The Company also provides discretionary profit sharing to certain employees.

Note 13 - Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes have been provided on a separate entity basis. The Company is included in the combined state and local income tax returns with the Parent and certain other subsidiaries of the Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Allocation Agreement with the Parent, all current and deferred taxes are offset with all other intercompany balances with the Parent. The Parent has reimbursed the Company for the current year tax benefit. The Company has recognized as current, the tax benefit associated with its operating loss for the year ended November 30, 2008.

The Company adopted FIN 48 on December 1, 2007 and recorded a cumulative effect adjustment of approximately $52,064 as a decrease to the opening balance of retained earnings as of December 1, 2007.

Income Tax Examinations

The Company is under continuous examination by the Internal Revenue Service (the "IRS") and other state tax authorities in certain states in which the Company has significant business operations, such as New York. The IRS authorities are scheduled to conclude the fieldwork portion of their respective examinations in the second half of 2009. The Company regularly assesses the likelihood of additional assessments in each of the taxing jurisdictions resulting from these and subsequent years' examinations. The Company has established unrecognized tax benefits that the Company believes are adequate in relation to the potential for additional assessments. Once established, the Company adjusts unrecognized tax benefits only when more information is available or when an event occurs necessitating a change. The Company believes that the resolution of tax matters will not have a material effect on the consolidated statement of financial condition of the Company.

It is reasonably possible that significant changes in the gross balance of unrecognized tax benefits may occur within the next twelve months. However, at this time it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and the impact on the effective tax rate over the next twelve months.

The following are the major tax jurisdiction in which the Company and its affiliates operate and the earliest the earliest tax year subject to examination.

Jurisdiction	Tax Year
United States	1999
New York State and City	2002

Note 14 - Regulatory Requirements

MS&Co. is a registered broker-dealer and futures commission merchant and, accordingly, is subject to the net capital rules of the SEC, the CFTC and the Financial Industry Regulatory Authority ("FINRA"). Under these rules, MS&Co. is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1, of not less than the greater of 2% of aggregate debit items arising from customer transactions, plus excess margin collateral on reverse repurchase agreements or the risk based requirement representing the sum of 8% of customer risk maintenance margin requirement and 4% of non customer risk maintenance margin requirement, as defined. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. At November 30, 2008, MS&Co.'s Net Capital was

$418,709 of MS Securities Services Inc., a registered broker-dealer and a guaranteed subsidiary of MS&Co.

Advances to the Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rule of the SEC.

During fiscal 2008, MS&Co. performed the computations for the assets in the proprietary accounts of its introducing brokers (commonly referred to as "PAIB") in accordance with the customer reserve computation set forth under SEC Rule 15c3-3 (Customer Protection).

For the year ended November 30, 2008, MS&Co. met the criteria set forth under the SEC's Rule 11(a)(1)(G)(i), trading by members of Exchanges, Brokers and Dealers, and is therefore in compliance with the business mix requirements.

Note 15 – Subsequent Event

On December 16, 2008, the Board of Directors of Morgan Stanley approved a change in the firm's fiscal year end from November 30 to December 31 of each year. This change to a calendar year reporting cycle will begin January 1, 2009. As a result, the Company will include December 2008 in the results for the thirteen month period ending December 31, 2009.

On January 13, 2009, the Parent and Citigroup Inc. ("Citi") announced they had reached a definitive agreement to combine the Parent's Global Wealth Management Group and Citi's Smith Barney, Quilter in the U.K., and Smith Barney Australia into a new joint venture to be called Morgan Stanley Smith Barney. The Parent will own 51%, and Citi will own 49% of the joint venture, after the contribution of the respective businesses to the joint venture and the Parent's payment of $2,700,000 to Citi. The Company is currently evaluating the impact of the new joint venture.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 27, 2009

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036

In planning and performing our audit of the consolidated financial statements of Morgan Stanley & Co. Incorporated and subsidiaries (the "Company") as of and for the year ended November 30, 2008 (on which we issued our report dated January 27, 2009), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and the CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at November 30, 2008, to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered brokers-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP